UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34866

CHINA MING YANG WIND POWER GROUP LIMITED

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit 99.1 – Press release dated November 24, 2010

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MING YANG WIND POWER GROUP LIMITED

By:	/S/ CHUANWEI ZHANG
Name:	Chuanwei Zhang
Title:	Chairman of the Board of Directors, Chief Executive Officer

Date: November 24, 2010

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Exhibit 99.1

China Ming Yang Signs Cooperation Intention Agreement on

200MW SCD

ZHONGSHAN, CHINA, November 24, 2010 – China Ming Yang Wind Power Group Limited (NYSE: MY) (“Ming Yang”, or the “Company”), a fast-growing wind turbine manufacturer in China, today announced that the Company signed a cooperation intention agreement with a leading China-based independent power producer (“IPP”) relating to up to approximately 200MW of wind turbines for an offshore wind project in tidal flat areas located in Beibu Gulf area of China.

Under the terms of the cooperation intention agreement, Ming Yang would provide 2.5/3.0MW SCD offshore wind turbines to the project while the IPP would be responsible for wind farm development. Pricing and other project development terms are expected to be based on the China 1GW Offshore Wind Farm Concession, which was announced in October 2010 and conducted under the direction of China’s National Energy Association. As previously announced, Ming Yang was one of the few qualified wind turbine manufacturers selected to be partnered with prospective bidders in the offshore wind power concession. Subject to the signing of a definitive agreement, construction is expected to begin next year.

“We believe this agreement demonstrates the value of our having been selected as a qualified turbine manufacturer in the 1GW Offshore Wind Farm Concession,” commented Mr. Chuanwei Zhang, Chairman and CEO of Ming Yang. “This is a great opportunity for Ming Yang and a real endorsement of our SCD technology and the cost efficiencies it brings. We strongly believe that we are a technology leader in China’s wind power equipment industry and are well-positioned to capture a greater share of the wind power market in China.”

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About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and low energy production costs and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop wind turbines and share intellectual property rights. Ming Yang’s key customers include the five largest state-owned power producers in China, with an aggregate installed capacity accounting for more than 50% of China’s newly installed capacity in 2009. For further information, please visit the Company’s website: www.mywind.com.cn

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations, results of and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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For investor and media inquiries, please contact:

New York

Cindy Zheng

Brunswick Group

Phone: + 1 212-333-3810

Email: mingyang@brunswickgroup.com

Hong Kong

Joseph Lo / Nina Zhan

Brunswick Group

Phone: + (852) 3512 5000

Email: mingyang@brunswickgroup.com

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